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                              UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.

                               SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO.         )*
                                        --------

                        BATTLE MOUNTAIN CANADA LTD.
          -------------------------------------------------------
                             (Name of Issuer)


                            EXCHANGEABLE SHARES
          -------------------------------------------------------
                        (Title Class of Securities)



                                 071900104
               ---------------------------------------------
                              (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 071900104                 13G          PAGE   2    OF   16   PAGES
          ---------------                             ------    ------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    PARTNERS LIMITED

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) [ ]
                                                                (B) [ ]
3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION
    ONTARIO, CANADA

  NUMBER OF     5  SOLE VOTING POWER
   SHARES          0

BENEFICIALLY    6  SHARED VOTING POWER
  OWNED BY         0

    EACH        7  SOLE DISPOSITIVE POWER
  REPORTING        0

   PERSON       8  SHARED DISPOSITIVE POWER
    WITH           0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,708,721 shares through its 8.75% indirect interest in its affiliate, Kerr Addison Mines Limited

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
    None

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    Approximately 3.8%

12  TYPE OF REPORTING PERSON*
    CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 071900104                 13G          PAGE   3    OF   16   PAGES
          ---------------                             ------    ------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    THE EDPER GROUP LIMITED

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) [ ]
                                                                (B) [ ]
3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION
    ONTARIO, CANADA

  NUMBER OF     5  SOLE VOTING POWER
   SHARES          0

BENEFICIALLY    6  SHARED VOTING POWER
  OWNED BY         0

    EACH        7  SOLE DISPOSITIVE POWER
  REPORTING        0

   PERSON       8  SHARED DISPOSITIVE POWER
    WITH           0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    8,644,635 shares through its 13.25% indirect interest in its affiliate, Kerr Addison Mines Limited

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
    None

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    Approximately 5.8%

12  TYPE OF REPORTING PERSON*
    CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 071900104                 13G          PAGE   4    OF   16   PAGES
          ---------------                             ------    ------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    BRASCAN LIMITED

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) [ ]
                                                                (B) [ ]
3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION
    CANADA

  NUMBER OF     5  SOLE VOTING POWER
   SHARES          0

BENEFICIALLY    6  SHARED VOTING POWER
  OWNED BY         0

    EACH        7  SOLE DISPOSITIVE POWER
  REPORTING        0

   PERSON       8  SHARED DISPOSITIVE POWER
    WITH           0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    25,836,040 shares through its 39.6% indirect interest in its affiliate, Kerr Addison Mines Limited

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
    None

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    Approximately 17.4%

12  TYPE OF REPORTING PERSON*
    CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 071900104                 13G          PAGE   5    OF   16   PAGES
          ---------------                             ------    ------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    NORANDA INC.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) [ ]
                                                                (B) [ ]
3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION
    ONTARIO, CANADA

  NUMBER OF     5  SOLE VOTING POWER
   SHARES          0

BENEFICIALLY    6  SHARED VOTING POWER
  OWNED BY         0

    EACH        7  SOLE DISPOSITIVE POWER
  REPORTING        0

   PERSON       8  SHARED DISPOSITIVE POWER
    WITH           0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    65,242,526 shares through its direct and indirect interests in its affiliate, Kerr Addison Mines Limited

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
    None

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    Approximately 44.1%

12  TYPE OF REPORTING PERSON*
    CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 071900104                 13G          PAGE   6    OF   16   PAGES
          ---------------                             ------    ------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    BRENDA MINES LTD.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) [ ]
                                                                (B) [ ]
3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION
    BRITISH COLUMBIA, CANADA

  NUMBER OF     5  SOLE VOTING POWER
   SHARES          0

BENEFICIALLY    6  SHARED VOTING POWER
  OWNED BY         0

    EACH        7  SOLE DISPOSITIVE POWER
  REPORTING        0

   PERSON       8  SHARED DISPOSITIVE POWER
    WITH           0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    16,310,631 shares through its 25% interest in its affiliate, Kerr Addison Mines Limited

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
    None

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    Approximately 11%

12  TYPE OF REPORTING PERSON*
    CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 071900104                 13G          PAGE   7    OF   16   PAGES
          ---------------                             ------    ------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    KERR ADDISON MINES LIMITED

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) [ ]
                                                                (B) [ ]
3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION
    BRITISH COLUMBIA, CANADA

  NUMBER OF     5  SOLE VOTING POWER
   SHARES          65,242,625 Shares

BENEFICIALLY    6  SHARED VOTING POWER
  OWNED BY         0

    EACH        7  SOLE DISPOSITIVE POWER
  REPORTING        65,242,526 Shares

   PERSON       8  SHARED DISPOSITIVE POWER
    WITH           0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    65,242,526 Shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
    None

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    Approximately 44.1%

12  TYPE OF REPORTING PERSON*
    CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer
           --------------

           Battle Mountain Canada Ltd. ("BM Canada")

Item 1(b). Address of Issuer's Principal Executive Offices
           -----------------------------------------------

           1 Adelaide Street East
           Suite 2902
           Toronto, Ontario, Canada  M5C 2Z9

Item 2(a). Name of Persons Filing
           ----------------------

           Partners Limited ("Partners"), The Edper Group Limited
           ("Edper"), Brascan Limited ("Brascan"), Noranda Inc.
           ("Noranda"), Brenda Mines Ltd. ("Brenda") and Kerr Addison Mines Limited ("Kerr"), (collectively, the "Filing Persons").

           Kerr Addison and Brenda are respectively, indirectly and directly, wholly-owned subsidiaries of Noranda. Noranda owns 75% of the outstanding common shares of Kerr Addison directly and 25% indirectly, through its direct wholly owned subsidiary, Brenda. Noranda is indirectly controlled by Edper. Brascan indirectly exercises control over approximately 40% of the outstanding common shares of Noranda through Braskan affiliated companies. Approximately 49% of the outstanding common shares of Brascan are held by Edper. Edper is a diversified financial company listed on The Toronto Stock Exchange. Edper is controlled by Partners which holds a 66% interest in the voting securities of Edper.

Item 2(b). Address of Principal Business Office or, if none, Residence
           -----------------------------------------------------------

           Partners Limited
           P.O. Box 770
           Suite 4400, BCE Place
           181 Bay Street
           Toronto, Ontario, Canada M5J 2T3

           The Edper Group Limited
           P.O. Box 770
           Suite 4400, BCE Place
           181 Bay Street
           Toronto, Ontario M5C 2Z6

           Brascan Limited
           Suite 4400, BCE Place
           181 Bay Street
           Toronto, Ontario M5J 2T3

           Noranda Inc.
           181 Bay Street, Suite 4100
           P.O. Box 755, BCE Place
           Toronto, Ontario, Canada  M5J 2T3

           Brenda Mines Ltd.
           One Adelaide Street East
           Suite 2700
           Toronto, Ontario M5C 2Z6

           Kerr Addison Mines Limited
           One Adelaide Street East
           Suite 2700
           Toronto, Ontario M5C 2Z6

Item 2(c). Citizenship
           -----------

           Partners is a corporation incorporated under the laws of the Province of Ontario, Canada.

           Edper is a corporation amalgamated under the laws of the Province of Ontario, Canada.

           Brascan is a corporation incorporated under the laws of the Canada.

           Noranda is a corporation amalgamated under the laws of the Province of Ontario, Canada.

           Brenda is a corporation incorporated under the laws of the Province of British Columbia, Canada.

           Kerr is a corporation continued under the laws of the Province of British Columbia.

Item 2(d). Title of Class of Securities
           ----------------------------

           Exchangeable Shares

Item 2(e). CUSIP Number
           ------------

           071900104

Item 3.    If this statement is filed pursuant to Rule 13d-1(b), or 13(d)
           - 2(b), check whether the Filing Persons are:
           --------------------------------------------------------------

           N/A.  Statement is filed under Rule13d-1(c)

Item 4.    Ownership
           ---------

           (a), (b) and (c). Kerr Addison has the sole power to direct the vote and sole power to direct disposition of all of the Exchangeable Shares of BM Canada beneficially owned by it. The other Filing Persons have the indirect power to direct the vote and to direct the disposition of the Exchangeable Shares of BM Canada held by Kerr Addison through their respective direct and/or indirect interests in Kerr Addison. The respective direct and/or indirect proportionate interests of the Filing Persons in these shares are as follows:

     Filing Person   Interest in Shares  No. Of Shares    % of Shares
     -------------   ------------------  -------------    -----------
     Kerr Addison        100%              65,242,526        44.1
     Partners            8.75%              5,708,721        3.8
     Edper               13.25%             8,644,635        5.8
     Brascan             39.6%             25,836,040        17.4
     Noranda             100%              65,242,526        44.1
     Brenda Mines        25.0%             16,310,631        11

Item 5.    Ownership of Five Percent or Less of a Class
           --------------------------------------------

           N/A.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person
           ---------------------------------------------------------------

           N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
           ---------------------------------------------------------------

           N/A.

Item 8.    Identification and Classification of Members of the Group
           ---------------------------------------------------------

           N/A.

Item 9.    Notice of Dissolution of Group
           ------------------------------

           N/A.

Item 10.   Certification
           -------------

           N/A.


Exhibit List
------------

     A. Joint Filing Agreement dated as of February 12, 1997 between Partners Limited, Noranda Inc., Brenda Mines Ltd., Kerr Addison Mines Limited, The Edper Group Limited and Brascan Limited.


                                 SIGNATURE


          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 12, 1997


                              PARTNERS LIMITED


                              By:  /s/ Brian D. Lawson
                                   -------------------------------
                                   Name:  Brian D. Lawson
                                   Title:  Secretary-Treasurer


                              THE EDPER GROUP LIMITED


                              By:  /s/ Anne Arone
                                   -------------------------------
                                   Name:  Anne Arone
                                   Title:  Vice-President and
                                          Corporate Secretary

                              BRASCAN LIMITED


                              By:  /s/ Anne Arone
                                   -------------------------------
                                   Name:  Anne Arone
                                   Title:  Vice-President and
                                          Corporate Secretary


                              NORANDA INC.


                              By:  /s/ Alan R. Thomas
                                   -------------------------------
                                   Name:  Alan R. Thomas
                                   Title:  Chief Financial Officer


                              BRENDA MINES LTD.


                              By:  /s/ David L. Bumstead
                                   -------------------------------
                                   Name:  David L. Bumstead
                                   Title: President

                              KERR ADDISON MINES LIMITED


                              By:  /s/ David L. Bumstead
                                   -------------------------------
                                   Name:  David L. Bumstead
                                   Title:  Chairman


                    EXHIBIT A -- Joint Filing Agreement


                          JOINT FILING AGREEMENT
                          ----------------------

     In accordance with Rule 13d-1(f) of Regulation 13D-G of the Securities Exchange Act of 1934, as amended, the persons or entities below agree to the joint filing on behalf of each of them of this Statement on Schedule 13G (including any and all amendments thereto) with respect to the Exchangeable Shares of Battle Mountain Canada Ltd., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 12th day of February, 1997.

                              PARTNERS LIMITED


                              By:  /s/ Brian D. Lawson
                                   -------------------------------
                                   Name:  Brian D. Lawson
                                   Title:  Secretary-Treasurer


                              THE EDPER GROUP LIMITED


                              By:  /s/ Anne Arone
                                   -------------------------------
                                   Name:  Anne Arone
                                   Title:  Vice-President and
                                          Corporate Secretary

                              BRASCAN LIMITED


                              By:  /s/ Anne Arone
                                   -------------------------------
                                   Name:  Anne Arone
                                   Title:  Vice-President and
                                          Corporate Secretary


                              NORANDA INC.


                              By:  /s/ Alan R. Thomas
                                   -------------------------------
                                   Name:  Alan R. Thomas
                                   Title:  Chief Financial Officer


                              BRENDA MINES LTD.


                              By:  /s/ David L. Bumstead
                                   -------------------------------
                                   Name:  David L. Bumstead
                                   Title: President

                              KERR ADDISON MINES LIMITED


                              By:  /s/ David L. Bumstead
                                   -------------------------------
                                   Name:  David L. Bumstead
                                   Title:  Chairman